March 8, 2021

Filed via EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Division of Corporation Finance

Re:	Rocket Pharmaceuticals, Inc.
Form S-3 Registration Statement
Filed on March 2, 2021

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the General Rules and Regulations under the Act, is hereby incorporated into the cover page of the Registration Statement on Form S-3 (File No. 333-253756) filed by Rocket Pharmaceuticals, Inc. on March 2, 2021:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”

Rocket Pharmaceuticals, Inc.

/s/ Gaurav Shah
Gaurav Shah Chief Executive Officer and Director